UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-31221

Total number of pages: 96

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 25, 2014	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the fiscal year ended March 31, 2014
2.	Results for the fiscal year ended March 31, 2014, and principal actions planned for the fiscal year ending March 31, 2014

Earnings Release	April 25, 2014
For the Fiscal Year Ended March 31, 2014	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Norihiro Demizu, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for the general meeting of shareholders:	June 19, 2014
Scheduled date for dividend payment:	June 20, 2014
Scheduled date for filing of securities report:	June 20, 2014
Supplemental material on annual results:	Yes
Presentation on annual results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2014 (April 1, 2013 - March 31, 2014)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Year ended March 31, 2014	4,461,203	(0.2)%	819,199	(2.1)%	833,049	(0.0)%	464,729	(5.4)%
Year ended March 31, 2013	4,470,122	5.4%	837,180	(4.3)%	833,342	(5.0)%	491,026	5.8%

(Percentages above represent changes compared to the corresponding previous year)

(Note 1)	Comprehensive income attributable to	For the fiscal year ended March 31, 2014:	523,431 million yen	(4.2)%
	NTT DOCOMO, INC.:	For the fiscal year ended March 31, 2013:	546,443 million yen	25.2%

(Note 2)	The consolidated financial statements for the fiscal year ended March 31, 2013 have been revised due to the reinstatement of equity method for an investee.

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.	ROE	ROA	Operating Income Margin
Year ended March 31, 2014	112.07 (yen)	—	8.4%	11.4%	18.4%
Year ended March 31, 2013	118.41 (yen)	—	9.4%	11.8%	18.7%

(Note 1)	Equity in net income (losses) of affiliates:	For the fiscal year ended March 31, 2014:	(69,117) million yen
		For the fiscal year ended March 31, 2013:	(29,570) million yen

(Note 2)

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” are calculated on the assumption that the stock split was conducted at the beginning of the fiscal period of 2012.

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
March 31, 2014	7,508,030	5,678,644	5,643,366	75.2%	1,360.91 (yen)
March 31, 2013	7,169,725	5,410,565	5,368,475	74.9%	1,294.62 (yen)

(Note 1)	The consolidated financial statements for the fiscal year ended March 31, 2013 have been revised due to the reinstatement of equity method for an investee.

(Note 2)

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “NTT DOCOMO, INC. Shareholders’ Equity per Share” are calculated on the assumption that the stock split was conducted at the beginning of the fiscal period of 2012.

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year ended March 31, 2014	1,000,642	(703,580)	(269,793)	526,920
Year ended March 31, 2013	932,405	(701,934)	(260,967)	493,674

2. Dividends

	Cash Dividends per Share (yen)					Total Cash Dividends for the Year (Millions of yen)	Payout Ratio	Ratio of Dividends to NTT DOCOMO, INC. Shareholders’ Equity
Date of Record	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2013	—	3,000.00	—	3,000.00	6,000.00	248,806	50.7%	4.8%
Year ended March 31, 2014	—	3,000.00	—	30.00	—	248,806	53.5%	4.5%
Year ending March 31, 2015 (Forecasts)	—	30.00	—	30.00	60.00		49.8%

(Note 1)	The consolidated financial statements for the fiscal year ended March 31, 2013 have been revised due to the reinstatement of equity method for an investee.

(Note 2)

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Year End” for the fiscal year ended March 31,2014, “End of the Second Quarter” and “Year End” for the fiscal year ending March 31, 2015, take into account the stock split.

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2015 (April 1, 2014 - March 31, 2015)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2015	4,590,000	2.9%	750,000	(8.4)%	758,000	(9.0)%	480,000	3.3%	120.40 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note)

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2015, takes into account the stock split.

* Notes:

(1) Changes in significant subsidiaries	None
(Changes in significant subsidiaries for the fiscal year ended March 31, 2014 which resulted in changes in scope of consolidation)

(2) Changes in significant accounting policies

i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	None

(3) Number of issued shares (common stock)

i. Number of issued shares (inclusive of treasury stock):	As of March 31, 2014:	4,365,000,000 shares
	As of March 31, 2013:	4,365,000,000 shares

ii. Number of treasury stock:	As of March 31, 2014:	218,239,900 shares
	As of March 31, 2013:	218,239,900 shares

iii. Number of weighted average common shares outstanding:	For the fiscal year ended March 31, 2014:	4,146,760,100 shares
	For the fiscal year ended March 31, 2013:	4,146,760,100 shares

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Number of issued shares (common stock)” are disclosed on the assumption that the stock split was conducted at the beginning of the fiscal period of 2012.

* Presentation on the status of audit procedure:

This earnings release is not subject to the audit procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the audit procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

* Explanation for forecasts of operations and other notes:

1. Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and the certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2015, please refer to pages 14 and 18, contained in the attachment.

2. Stock split

We conducted a 1:100 stock split with an effective date of October 1, 2013.

3. Resolution of share repurchase up to prescribed maximum limit

The forecasts of “Payout Ratio” and “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2015 are based on the assumption that DOCOMO will repurchase up to 320 million shares for up to ¥500,000 million, as resolved at the board of directors’ meeting held on April 25, 2014.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Fiscal Year Ended March 31, 2014

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

In the mobile telecommunications market, besides the intense competition that we engage in with other Japanese telecommunications carriers due to active movement of subscribers using the Mobile Number Portability (MNP) system, we are also facing competition with new players offering a wide variety of Internet-based services that transcend the scope of traditional telecommunications businesses.

In this new competitive landscape, we have been taking steps to reinforce our competitiveness in the mobile business by thoroughly improving our offerings and developing attractive services in our new business fields, based on our medium-term business plan: “Medium-Term Vision 2015: Shaping a Smart Life.”

In the fiscal year ended March 31, 2014, we strived to boost our comprehensive strengths by focusing on the four key areas of “devices (handsets),” “network,” “services” and “billing plans and sales channel,” with the goal of being chosen by a large number of customers and garnering their usage over a long period of time.

Furthermore, in order to propel the expansion of our new businesses going forward, we pursued collaboration and alliances with external partners to provide new services in such fields as “healthcare” and “learning.”

Meanwhile, to accelerate the initiatives mentioned above, we endeavored to strengthen our managerial foundation through structural reforms, stepping up cost-cutting efforts and shifting management resources to new business domains.

Furthermore, in April 2014, we unveiled a new billing structure that offers unlimited domestic voice calls for a flat monthly rate and enables users to share packet-data quota among family members, and introduced new discount packages that offer privileges to long-term users and young users of up to age 25, with the goal of allowing customers to utilize our services at affordable rates for a long period of time by selecting a plan appropriate for their individual needs in different stages of life.

For the fiscal year ended March 31, 2014, operating revenues decreased by ¥8.9 billion from the previous fiscal year to ¥4,461.2 billion due mainly to a decrease in mobile communications services revenues by ¥212.7 billion as a result of the impacts of penetration of the “Monthly Support” discount program, despite increases in equipment sales and other operating revenues of ¥113.9 billion and ¥89.9 billion respectively, driven by our active sales promotion of smartphones and the expansion of profit in our new business fields.

Operating expenses increased by ¥9.1 billion from the previous fiscal year to ¥3,642.0 billion due mainly to the increase in depreciation expense related to our upgrade of equipment for our Xi network and an increase in cost related to our expansion of profit in new business fields, despite our efforts to promote cost reduction with the goal of further strengthening our management structure.

As a result of the foregoing, operating income was below ¥840.0 billion, the forecast for the fiscal year ended March 31, 2014, and decreased by ¥18.0 billion from the previous fiscal year to ¥819.2 billion. Net income attributable to NTT DOCOMO, INC. was ¥464.7 billion (a decrease of ¥26.3 billion from the previous fiscal year) due to the ¥39.5 billion decrease of equity in net income of affiliates.

Going forward , we will continue to take measures that greater enrich the lives of our customers and aim to become a “Partner for a Smart Life,” to be chosen by customers and to receive their patronage for a long period of time.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

Consolidated results of operations for the fiscal years ended March 31, 2013 and 2014 were as follows:

<Results of operations>

	Billions of yen
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Operating revenues	¥4,470.1	¥4,461.2	¥(8.9)	(0.2)%
Operating expenses	3,632.9	3,642.0	9.1	0.2

Operating income	837.2	819.2	(18.0)	(2.1)
Other income (expense)	(3.8)	13.9	17.7	—

Income before income taxes and equity in net income (losses) of affiliates	833.3	833.0	(0.3)	(0.0)
Income taxes	323.1	308.0	(15.1)	(4.7)

Income before equity in net income (losses) of affiliates	510.3	525.1	14.8	2.9
Equity in net income (losses) of affiliates	(29.6)	(69.1)	(39.5)	(133.7)

Net income	480.7	456.0	(24.8)	(5.2)
Less: Net (income) loss attributable to noncontrolling interests	10.3	8.8	(1.5)	(14.9)

Net income attributable to NTT DOCOMO, INC.	¥491.0	¥464.7	¥(26.3)	(5.4)

EBITDA margin*	35.1%	35.2%	0.1 point	—

ROCE before tax effect*	15.3%	14.3%	(1.0) point	—

ROCE after tax effect*	9.5%	8.8%	(0.7) point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 32.

Note: “Year ended March 31, 2013” have been revised due to the reinstatement of the equity method for an investee.

<Operating revenues>

	Billions of yen
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Mobile communications services	¥3,168.5	¥2,955.8	¥(212.7)	(6.7)%
Voice revenues	1,274.6	1,065.2	(209.4)	(16.4)
Packet communications revenues	1,893.9	1,890.6	(3.3)	(0.2)
Equipment sales	758.1	872.0	113.9	15.0
Other operating revenues	543.6	633.4	89.9	16.5

Total operating revenues	¥4,470.1	¥4,461.2	¥(8.9)	(0.2)%

Notes: Voice revenues include data communications revenues through circuit switching systems.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

<Operating expenses>

	Billions of yen
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Personnel expenses	¥280.1	¥275.9	¥(4.2)	(1.5)%
Non-personnel expenses	2,342.4	2,338.2	(4.2)	(0.2)
Depreciation and amortization	700.2	718.7	18.5	2.6
Loss on disposal of property, plant and equipment and intangible assets	64.2	65.4	1.2	1.8
Communication network charges	207.5	204.7	(2.7)	(1.3)
Taxes and public dues	38.6	39.1	0.5	1.3

Total operating expenses	¥3,632.9	¥3,642.0	¥9.1	0.2%

<Trend of ARPU and MOU>

	Yen
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Aggregate ARPU*	¥4,840	¥4,500	¥(340)	(7.0)%
Voice ARPU	1,730	1,370	(360)	(20.8)
Packet ARPU	2,690	2,640	(50)	(1.9)
Smart ARPU	420	490	70	16.7

MOU* (minutes)	117	106	(11)	(9.4)%

*	See “5. (2) Definition and Calculation Methods of ARPU and MOU” on page 31 for definition and calculation methods.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

ii. Segment Results

Mobile phone business—

<<Devices>>

We have made efforts to enhance the lineup of smartphones specific to DOCOMO that are available for customers to choose and are matched to the taste of each individual customer.

•	Introduction of iPhone*1

We started carrying Apple Inc.’s iPhone to respond to the diverse needs of our customers, and launched “dmarket” and various other DOCOMO-proprietary services on the iPhone in an attempt to allow a greater number of users to utilize these services.

•	Performance Enhancement of Android Smartphones

We endeavored to evolve our Android smartphones with enrichment of a number of features in order to realize further convenience of our customers, e.g., implementation of a quad-core CPU*2 that enables the smooth operation of applications and a large-capacity battery that enables more than 3-day continuous usage without recharging and improvement of various operability.

•	Smartphones Targeting Broader User Segments

We released smartphones equipped with designs and features for broad user segments, including the elderly and children, such as the “Raku-Raku SMARTPHONE” equipped with a large touch-panel and the “Smartphone for Junior” preinstalled with a rich set of safety/ security functions for young users.

*1:	TM and © 2014 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under a license from AIPHONE CO., LTD.
*2:	A Central Processing Units, or CPUs, are embedded inside PCs, smartphones and other devices to perform complicated numerical calculations, information processing, mechanical control and other tasks.

<<Network>>

We aimed to provide a robust LTE*1 network that utilizes DOCOMO’s technical strengths in pursuit of “breadth,” “speed” and “convenience.”

•	Expansion of Xi LTE*[1] Service Areas

We increased the total number of Xi LTE base stations to 55,300 stations across Japan as of March 31, 2014 (an increase of 30,900 stations compared to the number a year ago) and realized broader area coverage than before. We took meticulous efforts to expand the LTE service areas, to areas such as subway/Shinkansen bullet train stations, commercial facilities, schools and the Mt. Fuji*2 area, which was recently registered as a World Heritage site, so as our customers are able to use their mobile phones in various locales.

•	Xi LTE Speed Enhancement

We commenced high-speed service that offers maximum download speed of 150Mbps*3 in Tokyo, Nagoya and Osaka metropolitan areas, while expanding the service areas of maximum 112.5Mbps downlink speed service to all 47 prefectures of Japan.

•	Operation of “Quad-Band LTE*[4]”

We started operating “Quad-Band LTE” service that allows us to realize large-capacity transmission for comfortable access through efficient utilization of four different spectrum bands.

•	Installation of “6-Sector Base Stations*[5]”

In order to improve the communication quality in urban centers and other areas of high usage, we moved ahead with the installation of “6-sector base stations” that realize capacity effectively worth six base stations with a single site.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

*1:	Abbreviation for Long Term Evolution. A mobile communications system specified by the international standard development organization, 3GPP (3rd Generation Partnership Project).
*2:	Service provided during the climbing season in July-August 2013.
*3:	A communications speed measurement unit that represents what volume of data can be transmitted in one second. The bigger the number, the faster the communications speed.
*4:

The four spectrum bands of 800MHz, 1.5GHz, 1.7GHz and 2GHz are used for the provision of service. Service areas are constructed utilizing 2GHz and 800MHz bands for building coverage, the 1.5GHz band for delivering “speed” and the 1.7GHz for even faster transmission speeds in metropolitan areas.

*5:

Base stations equipped with a technology that divides an area ordinarily covered by a single base station into six smaller sectors. This technology enables meticulous tuning based on the varying characteristics of each area.

<<Services>>

With a focus on our “dmarket” service, we provided more convenient services to entice even more customers to choose us.

•	Enrichment of “dmarket” Stores

Aiming to have broad segments of users enjoy our “dmarket” services, we launched a number of new stores on “dmarket”. In the fiscal year ended March 31, 2014, we launched “dcreators” (an online market where various handmade items can be put up for sale or purchased), “dfashion” (a fashion e-commerce site), “dkids” (an education content service targeting families with infants) and “dtravel” (a travel service that provides customers with comprehensive support).

•	Expansion of “dmarket” User Base

We took efforts to prove more attractive services for each store on “dmarket.” As of March 31, 2014, the cumulative subscriptions to “dvideo,” “dhits,” “danime store” and “dkids,” services which deliver content for a fixed monthly subscription fee, grew to 7.69 million.

•	Provision of “docomo mail”

We began providing a mail service which is easy to use for our smartphone customers, and commenced “docomo mail” cloud-based email service, after renovating the conventional “sp-mode mail” service for smartphones in pursuit of improved ease of use. We also added a function that allows users to access their mobile phone mail address from PCs or other devices.

•	Use of “docomo ID”

We enhanced the functionality of “docomo ID,” an account identification used for user authentication, so that even customers who do not have mobile phone subscription contract with DOCOMO can utilize “dmarket” and other services via various Internet-enabled devices.

•	Provision of Service Packages

Based on the concept of “affordable and worry-free use,” we introduced service packages to offer an assortment of services that enjoy good reviews by customers. As of March 31, 2014, the “Osusume Pack,” which bundles the “Sugotoku-Contents” and other recommended services that allow customers to utilize their smartphones in various convenient ways, garnered 2.92 million subscriptions, and the “Anshin Pack,” which combines the “Mobile Phone Protection & Delivery” and various other services designed to ensure worry-free use of smartphones, garnered 4.46 million subscriptions.

•	Introduction of “Petfit”

As part of our endeavors to enrich our M2M* offerings that can provide useful solutions for customers’ everyday activities, we started a new service called “Petfit”, which allows users to check their pet’s health condition or location via smartphones or other devices using a tag with built-in communications capabilities.

*:

Abbreviation for Machine-to-Machine. A system that provides automatic communication between machines with built-in communications capability such as vehicles, vending machines and information appliances and the server or other network equipment.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

<<Billing Plan and Sales Channel>>

In response to the proliferation of smartphones, we have endeavored to deploy channels and provide rates reflective of changes in what customers desire and in how they use their smartphones.

•	Various Discount Services

We launched various discount programs and campaigns, such as the “Arigato 10 Years Smartphone Discount” program for customers who have used DOCOMO for over 10 years, and a student discount program that offers discounts on basic monthly charges and other privileges to students purchasing a new smartphone, as well as their families.

•	Reinforcement of Customer Contact Points

To ensure smooth customer service at docomo Shops, we increased the number of customer counters and introduced tablet devices that can accept changes to customers’ contract details, etc., during the time before customers are guided to the counter. We also introduced a reservation service* which a customer can use when visiting “My Shop,” the docomo Shop which a customer has registered as their preferred DOCOMO store, increased the procedures that can be completed online and reinforced our call centers’ capabilities for handling smartphone-related inquiries.

*:	Some stores are not offering this service. Also, depending on how busy a store is on a particular day, service may not be offered in the normal timely manner that is expected.

Announcement of New Billing Plan

In April 2014, we announced the introduction of a new billing plan called “Kake-hodai & Pake-aeru” to allow customers to utilize our smartphones and feature phones at affordable rates for a long period of time by selecting plans appropriate for their needs in different stages of life.

<Overview of New Billing Plan>

Zutto DOCOMO Discount

• A service that offers graduated discounts based on the length of subscription

• Offers discounts on data communication charges to all family members based on the subscription length of the longest user in the family

U25 Ouen Discount	• A service that offers helpful discounts not only to students but to all customers of age 25 or younger • Provides a discount of ¥500/month on phone bill • Also offers free bonus packets of 1GB

Kake-hodai

• Unlimited domestic voice calling for a flat monthly rate to any destination, including to other DOCOMO phones or to users of other mobile/fixed-line networks, with no restrictions on the number of calls or their duration

Pake-aeru

• Allows packet data-quota sharing among family members or among multiple devices owned by a single user

• Allows waste-free data usage through the sharing of a data quota among family members after selecting a plan suited for the family’s total packet consumption

• Additional packets can be purchased on an as-needed basis in months of heavy usage

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

<<Initiatives for Corporate Marketing>>

Through our smartphones and cloud services, we provide solutions that create new value for business users, addressing the unique challenges of our corporate clients. The following is a summary of the principal new initiatives undertaken during the fiscal year ended March 31, 2014:

•	Release of Business Smartphone

We released a smartphone for corporate users, the “F-04F,” equipped with easy-to-use basic communications features including telephone and email as well as advanced security functions.

•	Introduction of “Business Plus”

We started offering “Business Plus,” a package of cloud-based enterprise services including groupware*, network address book, attendance management, and other features.

*:	Software designed to help improve the productivity of business operations. Groupware generally comes with email/schedule-sharing and other capabilities.

<<Global Business Expansion>>

We have taken steps to ensure that customers are able to use our mobile phones worry-free in foreign countries and promoted global expansion of services in new businesses fields through investments and alliances. The following is a summary of the principal actions undertaken during the fiscal year ended March 31, 2014:

•	Launch of “Global 1day Pake” Service

We started offering a new one-day (24-hour) flat-rate data communications billing plan for customers traveling overseas, the “Global 1day Pake” service, which provides users with more inexpensive packet access defined for each country/region.

•	Launch of LTE-based International Roaming Service

We commenced LTE-based international roaming service that can be applied with “Global 1day Pake” and other billing plans, to enable high-speed data access using LTE connections even when traveling abroad.

•	Reinforcement of New Businesses in Europe

We acquired all of the shares of fine trade gmbh, an Austria-based e-commerce trading solution provider, making it a wholly-owned subsidiary with the aim of providing various payment options in the online retail market for consumer goods in Europe.

The total number of smartphones sold in the fiscal year ended March 31, 2014 reached 13.78 million units, and the total number of cellular subscriptions as of March 31, 2014 was 63.11 million (an increase of 1.57 million compared to the number as of March 31, 2013.) Our cellular churn rate for the fiscal year ended March 31, 2014 increased by 0.05 points from the previous fiscal year to 0.87%.

Mobile communications services decreased by ¥212.7 billion, due mainly to the decrease in voice revenues and the impacts of increasing penetration of the “Monthly Support” discount program. Equipment sales revenues grew by ¥113.9 billion due mainly to a steady increase in the number of smartphone handsets sold.

As a result of the foregoing, operating revenues and operating income from the mobile phone business for the fiscal year ended march 31, 2014, were ¥4,235.9 billion (a decrease of ¥39.3 billion from the previous fiscal year) and ¥835.5 billion (a decrease of ¥32.9 billion from the previous fiscal year), respectively.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Cellular services	61,536	63,105	1,569	2.6%
Cellular (Xi) services	11,566	21,965	10,399	89.9
Cellular (FOMA) services	49,970	41,140	(8,830)	(17.7)
packet flat-rate services	38,704	40,148	1,444	3.7
sp-mode services	18,285	23,781	5,497	30.1
i-mode services	32,688	26,415	(6,273)	(19.2)

Notes:
1.	Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.
2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<Number of handsets sold and churn rate>

	Thousand units
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Number of handsets sold	23,555	22,514	(1,041)	(4.4)%
Cellular (Xi) services
New Xi subscription	2,840	5,005	2,164	76.2
Change of subscription from FOMA	6,995	7,154	159	2.3
Xi handset upgrade by Xi subscribers	653	2,601	1,947	298.0
Cellular (FOMA) services
New FOMA subscription	4,575	3,023	(1,551)	(33.9)
Change of subscription from Xi	29	69	41	141.9
FOMA handset upgrade by FOMA subscribers	8,463	4,662	(3,801)	(44.9)

Churn Rate	0.82%	0.87%	0.05 point	—

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Operating revenues from mobile phone business	¥4,275.2	¥4,235.9	¥(39.3)	(0.9)%
Operating income (loss) from mobile phone business	868.3	835.5	(32.9)	(3.8)

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

All other businesses—

Our undertakings in all other businesses also include efforts aimed at expanding new business fields through the rollout of new services in such fields as “healthcare” and “learning” or the making of investments and the formation of alliances. The principal actions undertaken in all other businesses during the fiscal year ended March 31, 2014, are summarized below:

•	docomo Healthecare, Inc.

We launched a new healthcare support service dubbed “Watashi Move (WM).” We also commenced services that provide users with advice based on acquired health data, “Karada no Kimochi” and “Karada no Tokei WM,” and released a wristband-type wearable device, “Move Band.”

•	Nihon Ultmarc Inc.

With the goal of creating new services that link customers with medical care, we made an investment in Nihon Ultmarc Inc., a company that operates Japan’s largest medical database and possesses special resources in this field, making it into a subsidiary.

•	ABC HOLDINGS Co., Ltd.

With a focus on cuisine and dining, we transformed ABC HOLDINGS Co., Ltd. into a subsidiary with the goal of creating new lesson styles that enrich customers’ lifestyles and provide convenience, and expanding the business of cooking classes in the future.

•	MAGASeek Corporation

We commenced the “dfashion” fashion e-commerce site, in which users can make payments for purchased items together with their monthly phone bill or use docomo Points as a payment option.

As a result, because of the expansion of profit in our new business fields, operating revenues from all other businesses for the fiscal year ended March 31, 2014 were ¥225.3 billion (an increase of ¥30.4 billion from March 31, 2013). Operating expenses from all other businesses were ¥241.6 billion (an increase of ¥15.5 billion) and operating loss from all other businesses was of ¥16.3 billion.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Operating revenues from all other businesses	¥195.0	¥225.3	¥30.4	15.6%
Operating income (loss) from all other businesses	(31.1)	(16.3)	14.9	47.8

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

iii. CSR Activities

In accordance with our medium-term business plan, “Medium-Term Vision 2015,” we are working to provide a stable, high quality network and services and to engage in the persistent creation of new value as a “Partner for a Smart Life” for our customers.

We believe it is the corporate social responsibility “CSR” of DOCOMO to contribute to the realization of a society that enables people to lead abundant lives with comfort, safety, and security by resolving various social issues and surpassing the confines of countries, regions, and generations. Accordingly, we have positioned CSR at the core of our corporate management.

<Realizing a Safe, Secure Society>

•	Use of Safe, Secure Services by Young People

We have enhanced the “Anshin-mode” (“safe-mode”) function of our service for the safe and secure use of smartphones by young people and have enabled the application of our filtering service to Internet access via Wi-Fi provided by other companies as well as through the DOCOMO network. We also launched “Smartphone for Junior 2 SH-03F” designed for the safe and secure use of content and applications by young people. Approximately 6,900 sessions of the “Mobile Safety Class” were conducted for young people, guardians, and educators nationwide this period to explain precautionary items, manners and other facets of using mobile phones safely and securely.

•	Services that Seniors Can Use with Confidence

We launched “Raku-Raku Smartphone 2” and the “Raku-Raku Smartphone Premium,” which are designed to enable seniors to operate them easily and with confidence. We also began offering “Tsunagari-Hotto–Support”, an application to reassure seniors, and enabled the status of smartphone use (pedometer, battery charge remaining, etc.) to be conveniently emailed to a family member designated in advance through normal use of the smartphone.

•	Services that are Easy for Anyone to Use

The eligibility of application for Hearty Discounts has been expanded to enable people with disabilities or suffered from intractable diseases to use services with assurance as well. Approximately 70 sessions of the our “Mobile Useful Class” were also conducted this fiscal year to explain to people with disabilities how to use mobile phones conveniently.

•	Manners when Using a Smartphone

We produced a logo and animated video stressing the danger of using a smartphone while walking and posted these in various advertisements and on the Internet. We also enhanced the features of the “Anshin-mode” function and provided a function that will prevent use of a smartphone while walking.

<Initiatives in Global Environmental Protection>

•	Designing Environmentally Friendly Communications Equipment

We have made steady progress on steps to reduce electricity usage while working to enhance network equipment by developing and introducing energy-saving LTE compact base stations and Green base stations that use renewable energy.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

•	Consideration for the Environment in docomo Shops

We have begun to install LED lighting in docomo Shops. We achieved a reduction of approximately 40% in the use of paper resources for catalogs this period compared to last period. This was achieved by working to provide a digital catalog while at the same time computerizing production and ordering to eliminate catalog waste. We have also developed and equipped docomo Shops with equipment for the safe and proper deletion of smartphone personal information no longer needed by customers as well as by crushing them for recycling.

•	Activities Directed at Preservation of the Natural Environment (Biodiversity)

We have rolled out activities to establish “docomo Woods” in 50 locations throughout the 47 prefectures nationwide as a locally rooted activity that will preserve the natural environment and protect biodiversity. This activity was held 50 times during the current fiscal year, with roughly 2,600 employees participating alongside local volunteer groups and others.

<For the Recovery of Disaster-stricken Areas>

•	Activities to Provide Aid Along with Customers

A “Disaster Charity Site” enabling donations via DOCOMO cell phones was set up five times this period, donations were solicited by roughly 38,000 customers, and approximately 35 million yen was donated to the Izu-Oshima typhoon and other areas stricken by natural disasters. DOCOMO-only Goods made from timber from thinning forests were sold on “dshopping” and via other venues and a portion of the proceeds was used for forest conservation as one part of the initiative directed at assisting in the recovery of Minamisanriku in Miyagi Prefecture.

•	Employee Participation in Activities

Interested employees were solicited and dispatched to areas stricken by the Great East Japan Earthquake to participate in volunteer activities. A total of around 340 employees participated in 20 trips this period. A total of approximately 62 million yen was donated for recovery from the Great East Japan Earthquake, representing a combination of donations from the company and employee-requested donations.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

iv. Trend of Capital Expenditures

The principal capital investments made during the fiscal year ended March 31, 2014 are summarized below.

<< Expansion of Telecommunications Facilities>>

•	Expansion of Network Facilities

We increased significantly the installations of base stations to further improve the area coverage of our Xi LTE service. Also, in order to accommodate the growth of data traffic* resulting from the expanded uptake of smartphones, we worked on the capacity buildup of servers, switches and other equipment.

•	Actions for the Launch of New Services

We strived to reinforce our cloud infrastructure to ensure compatibility with “docomo ID” authentication and “docomo mail” service.

*:	The total volume of transmissions which occurred by means of data communication.

<<Initiatives Aimed for Efficiency and Cost Reduction>>

•	Efficient Use of Capital Expenditure

We pursued cost efficiency improvement toward the goal of further strengthening our management foundation through the integration and/or capacity expansion of equipment, the improvement of the efficiency of construction and the reduction of equipment procurement costs.

•	Efficient Service Area Construction

We also structured our service areas and achieved quality improvement in an efficient manner, choosing the best equipment among various options taking into consideration the surrounding environment and geography, data transmission volume and other factors when establishing base stations.

As a result of the above measures, the total capital expenditures for the fiscal year ended March 31, 2014, decreased by 6.7% from the previous fiscal year to ¥703.1 billion.

<Capital expenditures>

	Billions of yen
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Total capital expenditures	¥753.7	¥703.1	¥(50.5)	(6.7)%
Mobile phone business	606.1	581.9	(24.2)	(4.0)
Other (including information systems)	147.5	121.2	(26.3)	(17.8)

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

v. Prospects for the Fiscal Year Ending March 31, 2015

While Competition in Japan’s mobile telecommunications market is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings, we undertake various initiatives to strengthen our competitive edge, most importantly with the introduction of a new billing plan. Under this competitive market, we expect to post an increase in operating revenues and a decrease in operating income for the fiscal year ending March 31, 2015 due mainly to a decrease in voice revenues and an increase in cost for quality enhancements of Xi LTE services, and despite of an increase in packet communications revenues due to the expansion of the smartphone user base and an increase in revenues from new business fields.

Our operating revenues for the fiscal year ending March 31, 2015 are expected to be ¥4,590.0 billion, an increase of ¥128.8 billion from the previous fiscal year, reflecting growth in packet revenues driven by accelerating the migration to Xi smartphones, equipment sales revenues by promoting smartphones sales, and other operating revenues from sources such as dmarket, offsetting a decrease in mobile communications services revenues, which was due mainly to a decrease in voice revenues and the growing impact of the “Monthly Support” discount program. Our operating expenses are expected to be ¥3,840.0 billion, an increase of ¥198.0 billion from the previous fiscal year. Although we continue efforts aimed at further cost efficiency, operating expenses are expected to increase primarily caused by the growth in the number of Xi LTE base stations for quality enhancements, actions aimed for expanding future revenues, and an increase in cost of equipment sold driven by the growth in handset sales. Accordingly, operating income is estimated to be ¥750.0 billion, a decrease of ¥69.2 billion from the previous fiscal year.

	Billions of yen
	Year ended March 31, 2014 (Actual results)	Year ending March 31, 2015 (Forecasts)	Increase (Decrease)
Operating revenues	¥4,461.2	¥4,590.0	¥128.8	2.9%
Operating income	819.2	750.0	(69.2)	(8.4)
Income before income taxes and equity in net income (losses) of affiliates	833.0	758.0	(75.0)	(9.0)
Net income attributable to NTT DOCOMO, INC.	464.7	480.0	15.3	3.3
Capital expenditures	703.1	690.0	(13.1)	(1.9)
Adjusted free cash flows excluding the effects of irregular factors, the effect of transfer of receivables, and changes in investments for cash management purposes*	257.2	280.0	22.8	8.9
EBITDA*	1,572.2	1499.0	(73.2)	(4.7)
EBITDA margin*	35.2%	32.7%	(2.5) point	—
ROCE before tax effect*	14.3%	13.1%	(1.2) point	—
ROCE after tax effect*	8.8%	8.4%	(0.4) point	—

*

EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding irregular factors and changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 32.

Notes:

1.

The mobile telecommunications market in Japan is characterized by rapid changes in the market environment due to technical innovations, market entry by new competitors and other factors. To respond to such changes, our corporate group may introduce new billing plans or other measures that could potentially have a significant impact on our revenues and income. The timing of introduction of such measures will be decided after comprehensively taking into consideration our operational circumstances and the actions of our competitors, and therefore, is not necessarily decided beforehand. Such measures, depending on the timing of implementation, may significantly affect our results forecasts to be made at the time of our first-half results announcement. Providing such prospects on a half-year basis, therefore, may not be adequate or useful as information to be disclosed to investors. Accordingly, we will provide prospects for the full year only, and report progress vis-à-vis the projected full-year forecasts by disclosing actual results on a quarterly basis.

2.

The forecasts of “NTT DOCOMO, INC. shareholders’ equity” to be used in the ROCE calculation for the fiscal year ending March 31, 2015 are based on the assumption that DOCOMO will repurchase up to 320 million shares for up to ¥500,000 million, as resolved at the board of directors’ meeting held on April 25, 2014.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

(2) Financial Review

i. Financial Position

	Billions of yen
	March 31, 2013	March 31, 2014	Increase (Decrease)
Total assets	¥7,169.7	¥7,508.0	¥338.3	4.7%
NTT DOCOMO, INC. shareholders’ equity	5,368.5	5,643.4	274.9	5.1
Liabilities	1,759.2	1,814.5	55.4	3.1
Including: Interest bearing liabilities	253.8	230.3	(23.4)	(9.2)

Shareholders’ equity ratio (1)	74.9%	75.2%	0.3 point	—
Market equity ratio (2)*	82.2%	89.9%	7.7 point	—
Debt ratio (3)	4.5%	3.9%	(0.6) point	—

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
		Shareholders’ equity ratio ended March 31, 2013 has been revised due to the reinstatement of equity method for an investee.
	(2)	Market equity ratio = Market value of total share capital** / Total assets
	(3)	Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

*	See “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 32.
**	Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period.

ii. Cash Flow Conditions

For the fiscal year ended March 31, 2014, net cash provided by operating activities was ¥1,000.6 billion, an increase of ¥68.2 billion (7.3%) from the previous fiscal year. This was due mainly to a decrease in commissions paid to resellers and a decrease in the amount of income taxes paid, in addition to an increase in cash inflows from customers in relation to collections of installment receivables for customers’ handset purchases.

Net cash used in investing activities was ¥703.6 billion, an increase of ¥1.6 billion (0.2%) from the previous fiscal year. This was due mainly to a decrease in cash inflow resulting from the redemption of short-term investments for cash management purpose, despite a decrease in purchases of property, plant and equipment as a result of efficient network construction, a decrease in cash outflows from purchases of short-term investments and a decrease in cash outflows resulting from purchases of long-term bailment for consumption to a related party.

Net cash used in financing activities was ¥269.8 billion, an increase of ¥8.8 billion (3.4%) from the previous fiscal year, due mainly to an increase in cash outflows by repayments of short-term debt and dividends paid.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

As a result of the foregoing, the balance of cash and cash equivalents was ¥526.9 billion as of March 31, 2014, an increase of ¥33.2 billion (6.7%) from the previous fiscal year end.

	Billions of yen
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Net cash provided by operating activities	¥932.4	¥1,000.6	¥68.2	7.3%
Net cash used in investing activities	(701.9)	(703.6)	(1.6)	(0.2)
Net cash provided by (used in) financing activities	(261.0)	(269.8)	(8.8)	(3.4)
Free cash flows (1)	230.5	297.1	66.6	28.9
Free cash flows excluding the effects of irregular factors (2), the effect of transfer of receivables (3), and changes in investments for cash management purposes (4)*	225.6	257.2	31.6	14.0

Liabilities to cash flow ratio (5)	24.7%	23.0%	(1.7) point	—
Interest coverage ratio (6)	558.4	634.1	75.7	—

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
	(2)	Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period
	(3)	Effect of transfer of receivables = Effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION
(4)

Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

	(5)	Liabilities to cash flow ratio = Interest bearing liabilities / Net cash provided by operating activities (excluding irregular factors and effect of transfer of receivables)
	(6)	Interest coverage ratio = Net cash provided by operating activities (excluding irregular factors and effect of transfer of receivables) / Interest paid**

*	See “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 32.
**	Interest paid is disclosed on “Supplemental disclosures of cash flow information” in “4. (4) Consolidated Statements of Cash Flows” on page 26 .

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

(3) Profit Distribution

i. Basic Policies for Profit Distribution

Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, we plan to pay dividends by taking into account our consolidated results and consolidated dividend payout ratio based on the principle of stable dividend payments, while striving to strengthen our financial position and secure internal reserves. We will also continue to take a flexible approach regarding share repurchases. We intend to keep the repurchased shares as treasury stock and in principle to limit the amount of such treasury stock to approximately 5% of our total issued shares, and will consider retiring any treasury stock held in excess of this limit in a lump around the end of the fiscal year or at other appropriate times.

In addition, we will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. We will endeavor to boost our corporate value by introducing new technologies, offering new services and expanding our business fields through alliances with new partners.

ii. Dividend

We paid ¥3,000 per share as an interim dividend for the six months ended September 30, 2013 and plans to pay a year-end dividend of ¥30 per share.

Additionally, we conducted 1:100 stock split that took effect on October 1, 2013. If adjusted to reflect the number of shares prior to the stock split, the total annual dividend amount will be equivalent to ¥6,000 per share, consisting of an interim dividend of ¥3,000 and a year-end dividend of ¥3,000.

iii. Prospect for the next fiscal year

We expect to pay a total dividend of ¥60 per share for the year ending March 31, 2015, consisting of an interim dividend of ¥30 per share and a year-end dividend of ¥30 per share.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

(4) Special Note Regarding Forward-Looking Statements

This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group or may lead to ARPU diminishing at a greater than expected rate, an increase in our costs or an inability to reduce expenses as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

2. Condition of the Corporate Group

We primarily engage in mobile telecommunications services as a member of the NTT group, with NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) as the holding company.

NTT DOCOMO, INC. (the “Company”), its 194 subsidiaries and 35 affiliates constitute the NTT DOCOMO group (“DOCOMO”) and operate its business.

The segments of DOCOMO and the corporate position of each group company are as follows:

[Segment Information]

Business Segment	Main Business Areas

Mobile phone business	Cellular (Xi and FOMA) services, international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.

All other businesses	Credit services, home shopping services, music software sales, Internet access service for hotel facilities, mobile advertisement business, etc.

[Position of Each DOCOMO Company]

(1)	The Company engages in mobile phone and other businesses in Japan.

(2)

25 subsidiaries of the Company, each of which is entrusted with certain services by the Company, operate independently to maximize their expertise and efficiency. These subsidiaries are entrusted with part of the services provided by, or give assistance to, the Company.

(3)

There are 169 other subsidiaries and 35 affiliates, including entities engaged in the research of overseas mobile communications markets and technologies and overseas units established for the purpose of global business expansion or new business deployment.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

The following chart summarizes the description above:

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

3. Management Policies

(1) Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” we are expanding our core business centered on FOMA 3G and Xi LTE services, as well as developing more diverse mobile multimedia services both for daily life and business. We are also taking steps to maximize our corporate value to heighten the trust and value that shareholders and customers place in us.

(2) Target Management Indicators

As Japan’s mobile telecommunications market continues to mature, our group regards EBITDA margin as an important management indicator from the perspective of profitability, to further enhance its management effectiveness. We also consider ROCE an important management indicator in terms of efficiency in its invested capital (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities). The group will exert its utmost efforts to achieve EBITDA margin of at least 35% and ROCE of at least 20% and attempt to maximize its corporate value.

Notes:

•	EBITDA margin = EBITDA / Operating revenues

•	EBITDA = Operating income + Depreciation and amortization + Losses on sale or disposal of property, plant and equipment

•

ROCE = Operating income / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities) NTT DOCOMO, INC. shareholders’ equity and interest bearing liabilities are the average of the amounts at the end of the current fiscal year and the previous fiscal year.

(3) Medium- and Long-Term Management Strategies

We developed our Medium-Term Vision 2015 “Shaping a Smart Life” to present the clear steps and initiatives to be implemented in the period between the fiscal year ended March 31, 2012 and the fiscal year ending March 31, 2016. For details concerning the Medium-Term Vision 2015, please see our earnings release for the fiscal year ended March 31, 2012 (announced on April 27, 2012). No changes have been made to the descriptions contained in said earnings release, which can be obtained via the following URL:

(NTT DOCOMO, INC. home page) http://www.nttdocomo.co.jp/english/corporate/ir/index.html

(4) Issues to be Addressed by the Group

We are making progress on improving competitiveness in the mobile phone business and accelerating initiatives in new business under the theme of “Partner for a Smart Life”.

In the fiscal year ended March 31, 2013, we enriched our “dmarket” portal that offers a wide variety of convenient content and pursued collaboration and alliances with external partners to provide new services in various sectors such as “healthcare” and “learning.” We also worked to strengthen our managerial foundation through structural reforms such as achieving greater reductions in costs and shifting management resources to new business fields in order to accelerate these initiatives.

In the fiscal year ending March 31, 2015, we will work to enhance our comprehensive strengths by further accelerating existing efforts, particularly in the four areas of “devices (handsets)”, “networks”, “services”, and “billing plans and sales channels”.

In “Devices (handsets)”, we will endeavor to expand the number of smartphone users and promote the use of a second devices, such as a handset plus a tablet, and will target further expansion of packet revenues.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

In “Networks”, we will concentrate resources in LTE directed at building an area of greatest strength by use of “Quad-Band LTE”, and will work to increase LTE base stations by 40,000. We will launch VoLTE* this summer and offer high-quality voice calls. Furthermore, LTE-Advanced will also be made available for commercial use by the end of this fiscal year.

In “Services”, we will aim for the rapid achievement of 10 million subscriptions of “dmarket” that deliver content for a fixed monthly subscription fee, along with expansion in variety for “dmarket” and attractive market enhancements. We will also utilizing the relationships we have built with overseas carriers up to this point to target the expansion of profit opportunities overseas through the expansion of initiatives in new business fields of the domestic market. We will strive to maximize the synergistic benefits of intra-group alliances and concentration of services through such initiatives and will work to achieve one trillion yen in revenues from new business fields during fiscal 2015.

In “Billing Plans and Sales Channels,” we will offer unlimited domestic voice calls for a flat monthly rate plan to simplify use for long-term users and customers aged 25 and under. In June 2014, we will launch a new billing plan called “Kake-hodai & Pake-aeru” (unlimited domestic voice calling to any destination including other mobile/fixed-line networks and packet data-quota sharing among family members or among multiple devices owned by a single user). We will polish up docomo Shops, call centers, and other channels that we take pride in and will endeavor to ensure proliferation of the new billing plan.

Through these initiatives, we will strive to expand base stations for smartphone users, improve the churn rate, and promote packet use during fiscal 2014. Moreover, we will endeavor to take the lead in the differentiation of services and expansion of revenues and profits in new business fields, while putting the mobile phone business on a new path of growth.

We will strengthen our management foundation through the structural reform. We will further improve customer service by restructuring the group in July 2014, and by putting a locally-based structure into place in the form of specialist groups. At the same time, we will work to improve the efficiency of business operations and speed up decision-making. We will also achieve major cost savings through proper control of “Monthly Support”, sales and network expenses, and other costs.

We are working to ensure that we will be a “Partner for a Smart Life” that customers will choose, continue to use, and remain with long into the future.

Considering shareholder returns as one of the most important issues in our corporate management, we will strive to continue stable dividend payments while taking into consideration our consolidated financial results and consolidated dividend payout ratio.

*:	An abbreviation for “Voice over LTE.” This is a voice IP service which leverages LTE technology.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2013	March 31, 2014	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥493,674	¥526,920	¥33,246
Short-term investments	41,762	19,561	(22,201)
Accounts receivable	260,342	281,509	21,167
Receivables held for sale	638,149	787,459	149,310
Credit card receivables	194,607	220,979	26,372
Other receivables	289,849	315,962	26,113
Allowance for doubtful accounts	(16,843)	(15,078)	1,765
Inventories	180,736	232,126	51,390
Deferred tax assets	70,784	61,592	(9,192)
Prepaid expenses and other current assets	83,442	95,732	12,290

Total current assets	2,236,502	2,526,762	290,260

Property, plant and equipment:
Wireless telecommunications equipment	5,151,686	4,975,826	(175,860)
Buildings and structures	882,165	897,759	15,594
Tools, furniture and fixtures	532,506	553,497	20,991
Land	200,382	201,121	739
Construction in progress	127,592	158,173	30,581
Accumulated depreciation and amortization	(4,334,047)	(4,228,610)	105,437

Total property, plant and equipment, net	2,560,284	2,557,766	(2,518)

Non-current investments and other assets:
Investments in affiliates	474,502	424,531	(49,971)
Marketable securities and other investments	155,923	171,875	15,952
Intangible assets, net	691,651	665,960	(25,691)
Goodwill	217,640	262,462	44,822
Other assets	560,139	629,174	69,035
Deferred tax assets	273,084	269,500	(3,584)

Total non-current investments and other assets	2,372,939	2,423,502	50,563

Total assets	¥7,169,725	¥7,508,030	¥338,305

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥70,437	¥248	¥(70,189)
Short-term borrowings	12,307	9,495	(2,812)
Accounts payable, trade	705,724	798,315	92,591
Accrued payroll	55,961	54,294	(1,667)
Accrued interest	713	346	(367)
Accrued income taxes	135,418	175,683	40,265
Other current liabilities	150,300	167,605	17,305

Total current liabilities	1,130,860	1,205,986	75,126

Long-term liabilities:
Long-term debt (exclusive of current portion)	171,022	220,603	49,581
Accrued liabilities for point programs	140,855	113,001	(27,854)
Liability for employees’ retirement benefits	171,221	160,666	(10,555)
Other long-term liabilities	145,202	114,261	(30,941)

Total long-term liabilities	628,300	608,531	(19,769)

Total liabilities	1,759,160	1,814,517	55,357

Redeemable noncontrolling interest	—	14,869	14,869

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680	—
Additional paid-in capital	732,609	732,875	266
Retained earnings	4,112,466	4,328,389	215,923
Accumulated other comprehensive income (loss)	(49,112)	9,590	58,702
Treasury stock	(377,168)	(377,168)	—
Total NTT DOCOMO, INC. shareholders’ equity	5,368,475	5,643,366	274,891
Noncontrolling interests	42,090	35,278	(6,812)

Total equity	5,410,565	5,678,644	268,079

Total liabilities and equity	¥7,169,725	¥7,508,030	¥338,305

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Operating revenues:
Mobile communications services	¥3,168,478	¥2,955,788	¥(212,690)
Equipment sales	758,093	872,000	113,907
Other operating revenues	543,551	633,415	89,864

Total operating revenues	4,470,122	4,461,203	(8,919)

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,003,497	1,059,619	56,122
Cost of equipment sold (exclusive of items shown separately below)	767,536	785,209	17,673
Depreciation and amortization	700,206	718,694	18,488
Selling, general and administrative	1,161,703	1,078,482	(83,221)

Total operating expenses	3,632,942	3,642,004	9,062

Operating income	837,180	819,199	(17,981)

Other income (expense):
Interest expense	(1,786)	(1,211)	575
Interest income	1,587	1,680	93
Other, net	(3,639)	13,381	17,020

Total other income (expense)	(3,838)	13,850	17,688

Income before income taxes and equity in net income (losses) of affiliates	833,342	833,049	(293)

Income taxes:
Current	305,026	319,683	14,657
Deferred	18,033	(11,704)	(29,737)

Total income taxes	323,059	307,979	(15,080)

Income before equity in net income (losses) of affiliates	510,283	525,070	14,787

Equity in net income (losses) of affiliates	(29,570)	(69,117)	(39,547)

Net income	480,713	455,953	(24,760)

Less: Net (income) loss attributable to noncontrolling interests	10,313	8,776	(1,537)

Net income attributable to NTT DOCOMO, INC.	¥491,026	¥464,729	¥(26,297)

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	4,146,760,100	4,146,760,100	—

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥118.41	¥112.07	¥(6.34)

Consolidated Statements of Comprehensive Income
	Millions of yen
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Net income	¥480,713	¥455,953	¥(24,760)
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	26,789	8,667	(18,122)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	31	(17)	(48)
Foreign currency translation adjustment, net of applicable taxes	34,196	37,663	3,467
Pension liability adjustment, net of applicable taxes	(5,468)	12,582	18,050

Total other comprehensive income (loss)	55,548	58,895	3,347

Comprehensive income	536,261	514,848	(21,413)

Less: Comprehensive (income) loss attributable to noncontrolling interests	10,182	8,583	(1,599)

Comprehensive income attributable to NTT DOCOMO, INC.	¥546,443	¥523,431	¥(23,012)

24

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

(3) Consolidated Statements of Changes in Equity

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity					Total NTT DOCOMO, INC. shareholders’ equity	Noncontrolling interests	Total equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance at March 31, 2012	¥949,680	¥732,592	¥3,861,952	¥(104,529)	¥(377,168)	¥5,062,527	¥46,244	¥5,108,771

Cash dividends declared to NTT DOCOMO, INC. shareholders			(240,512)			(240,512)		(240,512)
Cash distributions to noncontrolling interests						—	(4)	(4)
Acquisition of new subsidiaries						—	6,957	6,957
Changes in interest in subsidiaries		17				17	(1,045)	(1,028)
Others						—	120	120
Net income			491,026			491,026	(10,313)	480,713
Other comprehensive income (loss)				55,417		55,417	131	55,548

Balance at March 31, 2013	¥949,680	¥732,609	¥4,112,466	¥(49,112)	¥(377,168)	¥5,368,475	¥42,090	¥5,410,565

Cash dividends declared to NTT DOCOMO, INC. shareholders			(248,806)			(248,806)		(248,806)
Cash distributions to noncontrolling interests						—	(1,032)	(1,032)
Acquisition of new subsidiaries						—	2,588	2,588
Changes in interest in subsidiaries		266				266		266
Others						—	215	215
Net income			464,729			464,729	(8,776)	455,953
Other comprehensive income (loss)				58,702		58,702	193	58,895

Balance at March 31, 2014	¥949,680	¥732,875	¥4,328,389	¥9,590	¥(377,168)	¥5,643,366	¥35,278	¥5,678,644

25

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

(4) Consolidated Statements of Cash Flows

	Millions of yen
	Year ended March 31, 2013	Year ended March 31, 2014
Cash flows from operating activities:
Net income	¥480,713	¥455,953
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	700,206	718,694
Deferred taxes	18,033	(11,704)
Loss on sale or disposal of property, plant and equipment	31,878	34,303
Impairment loss on marketable securities and other investments	10,928	3,055
Equity in net (income) losses of affiliates	29,570	69,117
Dividends from affiliates	15,899	17,415
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	706,742	(9,269)
(Increase) / decrease in receivables held for sale	(638,149)	(149,310)
(Increase) / decrease in credit card receivables	(8,646)	(13,849)
(Increase) / decrease in other receivables	(229,252)	(21,875)
Increase / (decrease) in allowance for doubtful accounts	(7,024)	(2,815)
(Increase) / decrease in inventories	(22,375)	(50,849)
(Increase) / decrease in prepaid expenses and other current assets	(12,564)	(7,661)
(Increase) / decrease in non-current installment receivable for handsets	88,075	—
(Increase) / decrease in non-current receivables held for sale	(149,972)	(53,276)
Increase / (decrease) in accounts payable, trade	(39,377)	65,083
Increase / (decrease) in accrued income taxes	(15,844)	39,691
Increase / (decrease) in other current liabilities	10,805	(40,422)
Increase / (decrease) in accrued liabilities for point programs	(32,281)	(27,854)
Increase / (decrease) in liability for employees’ retirement benefits	9,539	(10,732)
Increase / (decrease) in other long-term liabilities	(34,215)	(32,977)
Other, net	19,716	29,924

Net cash provided by operating activities	932,405	1,000,642

Cash flows from investing activities:
Purchases of property, plant and equipment	(535,999)	(498,668)
Purchases of intangible and other assets	(242,918)	(213,508)
Purchases of non-current investments	(7,444)	(16,186)
Proceeds from sale of non-current investments	1,731	5,235
Acquisitions of subsidiaries, net of cash acquired	(17,886)	(19,213)
Purchases of short-term investments	(665,223)	(39,084)
Redemption of short-term investments	915,105	68,937
Long-term bailment for consumption to a related party	(240,000)	—
Proceeds from redemption of long-term bailment for consumption to a related party	—	10,000
Short-term bailment for consumption to a related party	—	(70,000)
Proceeds from redemption of short-term bailment for consumption to a related party	90,000	70,000
Other, net	700	(1,093)

Net cash used in investing activities	(701,934)	(703,580)

Cash flows from financing activities:
Proceeds from long-term debt	60,000	50,000
Repayment of long-term debt	(82,181)	(74,989)
Proceeds from short-term borrowings	20,750	13,740
Repayment of short-term borrowings	(15,599)	(26,132)
Principal payments under capital lease obligations	(2,801)	(2,128)
Dividends paid	(240,388)	(248,814)
Contributions from noncontrolling interests	2,349	193
Other, net	(3,097)	18,337

Net cash provided by (used in) financing activities	(260,967)	(269,793)

Effect of exchange rate changes on cash and cash equivalents	2,092	5,977

Net increase (decrease) in cash and cash equivalents	(28,404)	33,246
Cash and cash equivalents at beginning of year	522,078	493,674

Cash and cash equivalents at end of year	¥493,674	¥526,920

Supplemental disclosures of cash flow information:
Cash received during the fiscal year for:
Income tax refunds	¥1,017	¥886
Cash paid during the fiscal year for:
Interest, net of amount capitalized	1,840	1,578
Income taxes	321,453	280,434
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	1,931	1,513

26

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

(5) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Segment Reporting

	Millions of yen
Year ended March 31, 2013	Mobile phone business	All other businesses	Total	Reconciliation	Consolidated
Operating revenues	¥4,275,172	¥194,950	¥4,470,122	¥—	¥4,470,122
Operating expenses	3,406,855	226,087	3,632,942	—	3,632,942

Operating income (loss)	¥868,317	¥(31,137)	¥837,180	¥—	¥837,180

Assets	¥5,199,591	¥411,986	¥5,611,577	¥1,558,148	¥7,169,725

Depreciation and amortization	¥682,260	¥17,946	¥700,206	¥—	¥700,206

Capital expenditures	¥606,137	¥19,272	¥625,409	¥128,251	¥753,660

	Millions of yen
Year ended March 31, 2014	Mobile phone business	All other businesses	Total	Reconciliation	Consolidated
Operating revenues	¥4,235,897	¥225,306	¥4,461,203	¥—	¥4,461,203
Operating expenses	3,400,444	241,560	3,642,004	—	3,642,004

Operating income (loss)	¥835,453	¥(16,254)	¥819,199	¥—	¥819,199

Assets	¥5,487,312	¥485,697	¥5,973,009	¥1,535,021	¥7,508,030

Depreciation and amortization	¥700,516	¥18,178	¥718,694	¥—	¥718,694

Capital expenditures	¥581,925	¥16,728	¥598,653	¥104,471	¥703,124

The “Reconciliation” column in the tables is included to reflect the recorded amounts of common assets which cannot be allocated to any specific segment and the amounts of capital expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.

DOCOMO does not disclose geographical information since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

iii. Stock Split

DOCOMO conducted a 1:100 stock split with an effective date of October 1, 2013.

Per share data (“Weighted average common shares outstanding” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.”) in the consolidated statements of income and the impact on “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” for the fiscal year ended March 31, 2013 in “iv. Investments in Affiliates -Reinstatement of equity method for an investee” in notes to consolidated financial statements are based on the number of shares after the stock split.

27

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

iv. Investments in Affiliates

—Reinstatement of equity method for an investee

As a result of a reinstatement of the equity method for DOCOMO’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively in accordance with Accounting Standards Codification (“ASC”) 323 “Investments-Equity Method and Joint Ventures” issued by the Financial Accounting Standards Board (“FASB”). Consequently, the consolidated financial statements for the fiscal year ended March 31, 2013 have been revised in DOCOMO’s consolidated financial statements for this reinstatement. Impacts on DOCOMO’s consolidated financial statements are as follows.

The impacts on “Investments in affiliates,” “Marketable securities and other investments,” “Deferred tax assets,” “Non-current investments and other assets,” “Retained earnings,” “Accumulated other comprehensive income (loss)” and “NTT DOCOMO, INC. shareholders’ equity” in the consolidated balance sheet as of March 31, 2013 were ¥122,477 million, ¥(215,646) million, ¥34,069 million, ¥(59,100) million, ¥(4,607) million, ¥(54,493) million and ¥(59,100) million, respectively.

The impacts on “Other income (expense),” “Income before income taxes and equity in net income (losses) of affiliates,” “Income taxes,” “Equity in net income (losses) of affiliates,” “Net income” and “Net income attributable to NTT DOCOMO, INC.” in the consolidated statement of income for the fiscal year ended March 31, 2013 were ¥(8,316) million, ¥(8,316) million, ¥(2,569) million, ¥1,140 million, ¥(4,607) million and ¥(4,607) million, respectively.

The impact on “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” for the fiscal year ended March 31, 2013 was ¥ (1.11).

The impacts on “Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes,” “Unrealized gains (losses) on cash flow hedges, net of applicable taxes,” “Foreign currency translation adjustment, net of applicable taxes,” “Pension liability adjustment, net of applicable taxes,” “Total other comprehensive income (loss)” “Comprehensive income” and “Comprehensive income attributable to NTT DOCOMO, INC.” in the consolidated statements of comprehensive income were ¥(48,825) million, ¥(14) million, ¥(4,928) million, ¥(726) million, ¥(54,493) million, ¥(59,100) million and ¥(59,100) million, respectively.

—Equity in net losses of affiliates

“Equity in net income (losses) of affiliates” for the fiscal year ended March 31, 2014, includes the impairment charges of ¥51,244 million, recognized on Tata Teleservices Limited (“TTSL”) in India.

v. Subsequent Event

—Decision to exercise option for sale of stake in TTSL

On April 25, 2014, DOCOMO’s board of directors resolved to exercise option for the sale of DOCOMO’s entire stake (1,248,974,378 shares, or about 26.5% of outstanding shares) in TTSL, a DOCOMO-affiliated company accounted for by the equity method, as soon as the conditions for such exercise are met.

DOCOMO, TTSL and Tata Sons Limited, Tata Group’s holding company, concluded a shareholder agreement when DOCOMO entered into a business alliance with TTSL in March 2009. Under the agreement, DOCOMO holds the right to require that its TTSL shares be acquired for 50% of the acquisition price, which amounts to 72,500 million Indian rupees (or ¥125,400 million*) or a fair market price, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets (the above-mentioned option).

28

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

In the event that TTSL fails to achieve these performance targets by the end of the fiscal year ended March 31, 2014, DOCOMO plans to exercise the above-mentioned right in or before June 2014. DOCOMO expects to sell its TTSL shares in accordance with the agreement. It is uncertain how the option will be performed, however, and DOCOMO is not able to predict how events will unfold. An estimate of this financial effect cannot be made due to these uncertainties. DOCOMO may recognize gain or loss upon disposition of TTSL shares or if the transaction as described above will not be carried out.

*	1 rupee = ¥1.73 as of March 31, 2014

—Resolution of share repurchase up to prescribed maximum limit

On April 25, 2014, the board of directors resolved that DOCOMO may repurchase up to 320 million outstanding shares of its common stock at an amount in total not exceeding ¥500,000 million during the period from April 26, 2014 through March 31, 2015.

29

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

5. Appendices

(1) Operating Data for the Fiscal Year Ended March 31, 2014

Full-year Forecasts: as announced on April 25, 2014

		[Ref.] Fiscal Year Ended Mar. 31, 2013 Full-year Results	Fiscal Year Ended Mar. 31, 2014 Full-year Results					Fiscal Year Ending Mar. 31, 2015 Full-year Forecasts
				First Quarter (Apr. - Jun. 2013) Results	Second Quarter (Jul. - Sep. 2013) Results	Third Quarter (Oct. - Dec. 2013) Results	Fourth Quarter (Jan. - Mar. 2014) Results
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	61,536	63,105	61,623	61,772	62,182	63,105	66,800
Xi	thousands	11,566	21,965	14,198	16,398	19,021	21,965	29,800
FOMA (1)	thousands	49,970	41,140	47,425	45,374	43,160	41,140	37,000
Communication Module Service	thousands	3,169	3,338	3,204	3,271	3,303	3,338	—
Prepaid Subscriptions	thousands	158	34	89	45	36	34	—
Packet Flat-rate Services Subscriptions	thousands	38,704	40,148	39,057	39,242	39,513	40,148	—
Net Increase from Previous Period (2)	thousands	1,407	1,569	87	149	410	924	3,700
Xi	thousands	9,341	10,399	2,632	2,200	2,623	2,944	7,900
FOMA (1)	thousands	(7,935)	(8,830)	(2,545)	(2,051)	(2,214)	(2,020)	(4,200)
Churn Rate (2)%		0.82	0.87	0.86	0.86	0.76	1.00	—
Number of Handsets Sold (3)	thousands	23,555	22,514	5,393	5,080	5,592	6,448	—
sp-mode Subscriptions	thousands	18,285	23,781	19,921	21,079	22,271	23,781	28,700
i-mode Subscriptions	thousands	32,688	26,415	30,689	29,228	27,826	26,415	22,700
i-channel Subscriptions	thousands	13,815	10,449	12,918	12,129	11,279	10,449	—
i-concier Subscriptions	thousands	8,868	9,806	9,307	9,336	9,454	9,806	—
DCMX Subscriptions (4)	thousands	13,845	15,570	14,532	15,087	15,250	15,570	15,900
ARPU and MOU
Aggregate ARPU (FOMA) (5)	yen/month/subscription	4,840	4,500	4,610	4,590	4,510	4,320	4,390
Voice ARPU (6)	yen/month/subscription	1,730	1,370	1,470	1,430	1,370	1,220	1,240
Packet ARPU	yen/month/subscription	2,690	2,640	2,680	2,670	2,640	2,600	2,620
Smart ARPU	yen/month/subscription	420	490	460	490	500	500	530
MOU (7)	minute/month/subscription	117	106	109	108	107	102	—

*

Please refer to “5. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 31, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions include in the number of FOMA subscribers.
(2)	Data are calculated including communication module services subscriptions.
(3)	Sum of new subscriptions, change of subscription from FOMA to Xi, Xi to FOMA, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers.
(4)	Inclusive of DCMX mini subscriptions
(5)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver.”
(6)	Inclusive of circuit-switched data communication
(7)	Data are calculated excluding subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver.”

30

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU :	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions
- Packet ARPU :	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions
- Smart ARPU :	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii.	Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Subscriptions and revenues for communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver” are not included in the ARPU and MOU calculations.

31

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2014

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2015 (Forecasts) are provided to the extent available without unreasonable efforts.

i. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2015 (Forecasts)	Year ended March 31, 2013	Year ended March 31, 2014
a. EBITDA	¥1,499.0	¥1,569.3	¥1,572.2

Depreciation and amortization	(715.0)	(700.2)	(718.7)
Loss on sale or disposal of property, plant and equipment	(34.0)	(31.9)	(34.3)

Operating income	750.0	837.2	819.2

Other income (expense)	8.0	(3.8)	13.9
Income taxes	(270.0)	(323.1)	(308.0)
Equity in net income (losses) of affiliates	(7.0)	(29.6)	(69.1)
Less: Net (income) loss attributable to noncontrolling interests	(1.0)	10.3	8.8

b. Net income attributable to NTT DOCOMO, INC.	480.0	491.0	464.7

c. Operating revenues	4,590.0	4,470.1	4,461.2

EBITDA margin (=a/c)	32.7%	35.1%	35.2%
Net income margin (=b/c)	10.5%	11.0%	10.4%

Notes:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

“Year ended March 31,2013” have been revised due to the reinstatement of equity method for an investee.

ii. ROCE after tax effect

	Billions of yen
	Year ending March 31, 2015 (Forecasts)	Year ended March 31, 2013	Year ended March 31, 2014
a. Operating income	¥750.0	¥837.2	¥819.2
b. Operating income after tax effect {=a*(1-effective tax rate)}	481.5	518.2	507.1
c. Capital employed	5,740.2	5,470.7	5,748.0

ROCE before tax effect (=a/c)	13.1%	15.3%	14.3%
ROCE after tax effect (=b/c)	8.4%	9.5%	8.8%

Notes:

Capital employed = Two period ends average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

“NTT DOCOMO, INC. shareholders’ equity” for the fiscal year ending March 31, 2015 is based on the assumption that DOCOMO will repurchase up to 320 million shares for up to 500,000 million yen, as resolved at the board of directors’ meeting held on April 25, 2014.

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

The effective tax rate for the year ended March 31,2013 and 2014 were 38.1%.

The effective tax rate for the year ending March 31,2015 (Forecasts) is 35.8%.

“Year ended March 31,2013” have been revised due to the reinstatement of equity method for an investee.

iii. Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes

	Billions of yen
	Year ending March 31, 2015 (Forecasts)	Year ended March 31, 2013	Year ended March 31, 2014
Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes	¥280.0	¥225.6	¥257.2

Irregular factors (1)	—	147.0	—
Effect of transfer of receivables (2)	—	(242.0)	—
Changes in investments for cash management purposes (3)	—	99.9	39.9

Free cash flows	280.0	230.5	297.1

Net cash used in investing activities	(690.0)	(701.9)	(703.6)
Net cash provided by operating activities	970.0	932.4	1,000.6

Notes:	(1)	Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.
(2)

Effect of transfer of receivables represents the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION. Net cash provided by operating activities includes the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION for cash management purposes except for the year ended March 31, 2013.

(3)

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities includes changes in investments for cash management purposes for the year ended March 31, 2013 and 2014. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2015 due to the difficulties in forecasting such effect.

iv. Market equity ratio

	Billions of yen
	Year ending March 31, 2015 (Forecasts)	Year ended March 31, 2013	Year ended March 31, 2014
a. NTT DOCOMO, INC. shareholders’ equity	—	¥5,368.5	¥5,643.4
b. Market value of total share capital	—	5,892.5	6,750.9
c. Total assets	—	7,169.7	7,508.0

Shareholders’ equity ratio (=a/c)	—	74.9%	75.2%
Market equity ratio (=b/c)	—	82.2%	89.9%

Notes:

Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period “Year ended March 31,2013” have been revised due to the reinstatement of equity method for an investee.

Market equity ratio for the year ending March 31, 2015 is not forecasted because it is difficult to estimate the market value of total share capital in the future.

32

Ntt

Docomo

Results Presentation

for the Fiscal Year Ended March 31, 2014

April 25, 2014

FY2013 Results Highlights

Revenues FLAT, operating income DOWN year-on-year FY2013 Results highlights

Future Business Management Policies

FY2014 Forecasts & planned actions Actions for medium-term growth & return to shareholders

1

U.S.

FY2013 Results Summary GAAP

Revenues FLAT, operating income DOWN year-on-year

Numbers in parentheses indicate year-on-year percentage changes

Operating revenues: Ą 4,461.2 billion ( -0.2%) Operating income: Ą 819.2 billion ( -2.1%)

Highlights

Total handsets sold: 22.51 million units ( -4.4%) Smartphones sold: 13.78 million units ( +3.7%) Smartphone users: 24.35 million (+30.0%) LTE subscriptions: 21.97 million (+89.9%)

Consolidated financial statements in this document are unaudited 2

U.S.

FY2013 Selected Financial Data GAAP

FY2012 FY2013

Changes

Billions of yen) Full year Full year

(1) →(2) (1) (2)

Operating revenues 4,470.1 4,461.2 -8.9 Operating expenses 3,632.9 3,642.0 +9.1 Operating income 837.2 819.2 -18.0 Net income attributable to 491.0 464.7 -26.3 NTT DOCOMO, INC.

EBITDA margin (%)*1 35.1 35.2 +0.1 Capital expenditures 753.7 703.1 -50.5 Adjusted free cash flow*1*2 225.6 257.2 +31.6

*1: For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in this document and the IR page of our website, www.nttdocomo.co.jp *2: Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the period or the transfer of receivables of telephone charges to NTT FINANCE CORPORATION, and changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. 3

Key Factors Behind YOY Changes in U.S.

GAAP

Operating Income

Increase packet

¥837.2 revenues*1: Increase in

Up ¥121.2 billion equipment Increase in equipment ¥ 819.2

billion yen sales revenues: sales expenses*2:

Up ¥113.9 billion Up ¥10.9 billion billion yen

Increase in other

operating Increase in Decrease in

revenues: depreciation, other expenses:

Decrease in Up ¥89.9 billion amortization, Down ¥21.5

voice revenues*1: loss on billion

disposal of

Down ¥80.3 billion property, plant,

equipment &

intangible assets:

Up¥19.7 billion

Impact of

“Monthly Support”

discount program:

Down ¥253.6 billion

Operating revenues: Operating expenses:

-¥8.9 billion + ¥9.1 billion

*1: Excluding impact of “Monthly Support” discounts*2: Sum of cost of equipment sold and commissions to agent resellers 4

Net Additions

(1,000 subs)

920

Improving 550 significantly

390 410 after

270 iPhone launch

200 150 90

FY2012 FY2013

1Q 2Q 3Q 4Q

5

Net Additions

(1,000 subs)

FY13 4Q net adds: 520 Up approx.

70% YOY 420 Monthly numbers also showing 270 significant 140 140 improvement

-10

Jan. 2013 Feb Mar

FY2012 FY2013

6

New Sales

(Million subs)

2.79

FY13/4Q new sales:

Up approx. Recorded 30% YOY 2.21

a significant

1.83 1.82 increase during

1.74 1.77

1.68 spring sales

1.60

1Q 2Q 3Q 4Q

season

FY2012 FY2013

7

New Sales

(1,000 subs)

New sales to customers in the 10 to 20 age group & their contribution* to total new sales

22% Successfully 19% increased new

570

sales to younger

430

customers during

Up approx. spring 30% YOY

sales season

New sales to Younger customers % to total new Sales

FY12/2H FY13/2H

customers

* Contribution indicates the percentage of sales from users in their 10’s and 20’s to total new handset sales (excluding sales from enterprise users) 8

Churn Rate

1.00% Overheated competition in

0.91%

0.86% 0.86% 0.86% MNP market

resulted in increased

0.79%

0.76% churn rate

0.74%

1Q 2Q 3Q 4Q

FY2012 FY2013

9

MNP Performance

(1,000 subs)

1Q 2Q 3Q 4Q

Improving significantly

-200

-210 -220

-260 after iPhone launch

-410 -390

-420

-530

FY2012 FY2013

10

Total Handset/Smartphone Sales

% of smartphones to total handsets sold 61% 56%

(Million units) Smartphones

Total handsets sold: Total handsets sold:

23.55 22.51 account for over 60% of total handsets sold

Smartphones Smartphones sold: sold: 13.78

13.29

FY2012 FY2013

11

Smartphone Users

(Million subs) 79%

24.35 Smartphone users: 47% Up 30% YOY

18.73 % of LTE smartphones: Approx. 80% of total

12/4Q 13/1Q 2Q 3Q 4Q

% of LTE-enabled smartphone users

12

LTE Subscriptions

(Million subs)

Up 90% YOY

21.97

Grew to

11.57 approx. 22 million

12/4Q 13/1Q 2Q 3Q 4Q

13

LTE Subscriptions

The world’s 3rd largest carrier by no. of LTE subs

DOCOMO: subs

* Source: WCIS survey on no. of LTE subscriptions of carriers in the world (Based on numbers as of Mar. 31, 2014. Subscriber count of carriers other than DOCOMO includes estimates) 14

Verizon AT&T DOCOMO Sprint Nextel SK Telecom

ARPU (Exclusive of Monthly Support Impact)

(Yen)

5,200

5,180

+70 ARPU on an uptrend

Smart ARPU

-180 +130 driven by the expanded adoption

Voice Packet

ARPU ARPU of smartphones

FY2012 FY2013 full year full year

*For an explanation on ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU “ in this document 15

Historical Growth of Principal Services Subscriptions continue to grow

Total 22 million subs*

(Million subs) 9.81

“dmarket”

“i-concier”

7.69 “dvideo” “dhits”

4.41 million 2.08 million

7.38 “danime store” “dkids”

1.15 million 50,000

“dmarket”

“docomo Service Pack”

“docomo Service 4.46 million

Pack” Osusume Pack

2.92 million Anshin Pack 4.46 million

“i-concier”

9.81 million

11/3Q 4Q 12/1Q 2Q 3Q 4Q 13/1Q 2Q 3Q 4Q

*Overlapping subscriptions to i-concier and Osusume Pack are eliminated, and presented after rounding off to whole numbers.

*No. of “dmarket” service subscriptions above accounts for only monthly subscriptions and one-time transactions are not included. 16

“dmarket” Subscriptions

Subscriber growth regains momentum

(Million subs) “dmarket” “dhits”

Total subs topped

7.69 2 million Started offering menu priced at

7.07 ¥500/month from

7.02

April 2014

6.53 Growth recovers

No. of “dmarket” service subscriptions above accounts for only monthly subscriptions and one-time transactions are not included 17

Service Application Rate

Application rate rising significantly among users of new OS

Application rate almost the same between two operating systems

Individual services OS-A OS-B covered by “Service OS-A Application Rate”

Application “dvideo”

“dhits”

rate OS-B

“danime store”

Oct. 2013 Mar. 2014

* Service Application Rate: Percentage of users applying for subscription to “dvideo”, “danime store” or “dhits” service upon sale of compatible handsets at shop counter 18

Historical Growth of “dmarket” Usage Per Subscriber

Subscribers’ usage expanding significantly

(Yen)

Up 30% YOY 890 Key Factors driving growth

Expanded use of one-time transaction services:

“dtravel” “dgame” “dfashion” “dbook” “dshopping”

680 Increased number of users subscribing to multiple monthly-pay services

“dvideo” “dhits” “d anime store” Mar. 2013 Jun Sept Dec Mar. 2013 790 790 800

19

“dtravel”

Getting off to a good start with favorable increase in users

Usage: “dtravel”

Up 6-fold

Behavior support function for users during travel

Dec. 2013 Mar. 2014

(Automatic itinerary, etc., update function linked with “docomo Map Navi”)

Allows users to look up for a high-quality travel plan based on their mood or purpose

Travel expenses can be paid together with phone bill, and docomo Points can be used as a payment option

20

New Business Revenues: Progress Achieved YOY revenue growth of approx. Ą100 billion

(Billions of yen) Up approx. 632

535 20% YOY

122

204

116

93

21

FY 2013 FY 2014

Others: 148 Finance/payment: 219 Commerce 138 Media/Content: 127

LTE Network

Effects of doubling no. of base stations becoming visible

LTE speed survey results*

Increased no. of base stations by 2.3-fold Hokkaido/Tohoku/ in FY2013 compared to Tokyo/Osaka/ Nagoya Chugoku/ Shikoku/ the no. a year earlier Kyushu 101 locations 650 locations

(Jan-Feb. 2014) (e.g., universities/colleges, 55,300 stations high schools, stations, etc.) (Feb. 2014)

No. 1 No.1

24,400 stations Initial

plan:

50,000

stations

* Ranking awarded in a survey comparing the downlink speeds of each network conducted by IID, Inc. 22

Reinforcement of Management Foundation

Achieved greater cost efficiency improvement than initially planned

(Billions of yen)

FY2012 Full Year FY2013 Full Year

Cost reduction achieved in FY2013 (breakdown) Total amount : 175 billion

- ¥50 billion Equipment sales expenses :

( -¥40 billion)

Depreciation, amortization, FY13 plan: -¥160 billion loss on disposal of property, plant, equipment & intangible assets:

Achieved cost savings ( -¥32 billion)

¥65 billion greater Other expenses: than planned -¥225 billion* ( -¥103 billion)

(FY13/4Q: -¥47 billion)

*The amounts of FY 2013 in the graph are the cumulative amounts from FY2012 Amounts of cost reduction are in comparison with the level of FY2011 23

FY2013 Results: Summary

Net additions/MNP performance showing significant improvement since FY13/3Q; Smartphone subscriptions and packet revenues recording steadfast growth Successfully reinforced LTE service areas by significantly increasing base station installations “dmarket” subscriptions growing at a favorable pace, and new business revenues recording steadfast increase Despite achieving greater-than-expected cost efficiency improvement, operating income posted YOY decrease due to handset sales falling short of target and rise in expenses during spring sale season

Challenges

Boost packet revenues even further

Further expansion of smartphone user base

Promote use of multiple mobile devices, e.g., “mobile phone + tablet”

Break away from cash rebate-centric customer acquisition model

Differentiate from the competition through improvement/ enrichment of network and services Lower churn rate and regain customers

Proper control of “Monthly Support” discounts

FY2013 Results Highlights

Revenues FLAT, operating income DOWN year-on-year FY2013 Results highlights

Future Business Management Policies

FY2014 Forecasts & planned actions Actions for medium-term growth & return to shareholders

FY2014: Planned Actions

Actions for establishing a growth track

Aggressively promote the new billing plan toward new growth of mobile business Step up smartphone sales and stimulate demand for multi-device ownership to boost packet revenues Enrich service portfolio to differentiate ourselves from the competition and expand new businesses Install another 40,000 LTE base stations to construct the strongest LTE network Move ahead with business structure reform and reconstruction to realize strategic shift of resources

New Billing Plan

Novel billing plan developed in anticipation of future needs

“Kake-hodai & Pake-aeru”

- Applicable to smartphones, mobile phones and M2M devices-

“Zutto Offers graduated savings DOCOMO favoring long-term users

Discount”

“U25 Ouen Allows young users to join helpful discount services

Discount” anytime of the year Maximize Customers’ voice customer satisfaction

“Kake- Unlimited domestic voice calls for a flat hodai” monthly rate

Sharing of data quota among “Pake-aeru” family members or over multiple devices owned by a single user

New Billing Plan

Toward new growth of mobile business

“Kake-hodai & Pake-aeru”

Stimulate Promote packet usage voice communication

Expand Optimize handset subscriber base sales expenses

Service Enrichment

Addition of new “dmarket” stores

“dmarket”

Planned for launch May 1, 2014

“ddelivery”

Further market expansion

Improve ease of use through addition of functions

FY2011-2013 FY2014 & beyond

Service Enrichment

Total “dmarket” transaction amount aim to grow at an accelerated pace

(Billions of yen) Further

expansion 90

Targets

2-fold •Grow subscriber base of increase 55 monthly-pay services to 10 million as quickly as possible

29 •Aggressively promote addition of new stores and functional 6 enhancement

FY2011 FY2012 FY2013 FY2014 (target)

Global Business Expansion

Seek in revenue markets expansion outside Japan opportunities as well

Service deployment through partner telecom carriers

New Mutual distribution apps

businesses • Finance/Payment platform business (Europe)

Mobile business

Japan Overseas markets

FY2014 CAPEX Outlook

Concentrate resources on LTE reinforcement

(Billions of yen)

703.1 690

LTE LTE investments: investments: 387.8 465

FY2013 FY2014 (forecast)

LTE Network

LTE base station installations to be increased even more significantly

No. of LTE base

95,300 stations stations:

Up 1.7-fold

55,300 stations

No. of more than 100Mbps

24,400 stations LTE base stations: More than

100Mbps

Up 10-fold LTE base

stations:

40,000

3,500 stations stations

Mar. 31, 2013 Mar. 31, 2014 Mar. 31, 2015 (target)

LTE Network

VoLTE* planned for launch summer/2014

VoLTE compatibility to be introduced in some smartphone models of 2014 summer collection

Spectral efficiency*: Up 3 times

Superior voice

Low latency quality

*Spectral efficiency improvement when compared against the case of making voice calls using 3G system VoLTE: Abbreviation for Voice over LTE 35

LTE-Advanced

225Mbps service : planned for launch within FY2014

FY2014 FY2015 and beyond

Quad-band LTE-Advanced: 5G:

LTE Verification Commercial Development trial launch in progress

150Mbps: Aim for

Commercial 225Mbps 10Gbps service launched

*The transmission speeds described above are theoretical maximum downlink rates as specified in the technical standard. The actual rate may vary depending on the propagation conditions, etc. 36

Business Structure Reform/Reconstruction

Further improve customer services establishing deep-rooted ties with the community through the new company

Group reorganization (effective July 1, 2014)

Current: 26 subsidiaries

NTT DOCOMO
- DOCOMO Service Inc (9 companies nationwide)
- DOCOMO Engineering Inc. (9 companies nationwide)
- DOCOMO Mobile Inc.
- DOCOMO Business Net, Inc.
- DOCOMO Mobilemedia Kansai, Inc.
- DOCOMO i Kyushu Inc.
- ⋮

Post reorganization: 13 subsidiaries

NTT DOCOMO
- New company: **DOCOMO CS Inc.** (9 companies nationwide)
- DOCOMO Support Inc.
- DOCOMO Systems, Inc.
- DOCOMO Technology, Inc.

Aims

- Improve customer services through a group of specialists and an organization with deep-rooted ties with community
- Shift resources to focus areas (new businesses/ corporate marketing) by streamlining Regional Offices

37

Reinforcement of Management Foundation Aim for further efficiency improvement

-¥50 billion

-¥250 billion -¥225 billion

(Cost reduction target to be achieved in the periods through FY2015 announced in FY2012)

-¥280 billion

(FY14 single year: -¥55 billion)

*Amounts of cost reduction are all in comparison with the level of FY2011

*The actual and planned numbers represent the cumulative amounts from FY2012 38

FY2014 Operational Indicators (Forecast)

FY2013 FY2014 Changes Full year full-year forecast

(1) (2) (1) (2)

Net additions (million subs) 1.57 3.70 +2.13 Total handsets sold (million units) 22.51 23.30 +0.79

Smartphones sold (million units) 13.78 15.30 +1.52 LTE subs (million subs) 21.97 29.80 +7.83 Packet revenues* (billions of yen) 2,082.7 2,218.0 +135.3 Smart ARPU (yen) 490 530 +40

* Excluding impact of “Monthly Support” discounts 39

FY2014 Forecasts

U.S. GAAP

(Billions of yen)	FY2013 full year (1)	FY2014 full- year forecast (2)	Changes (1) → (2)
Operating revenues	4,461.2	4,590.0	+128.8
Operating expenses	3,642.0	3,840.0	+198.0
Operating income	819.2	750.0	-69.2
Net income attributable to NTT DOCOMO, INC.	464.7	480.0	+15.3
EBITDA margin (%)*	35.2	32.7	-2.5
Capital Expenditures	703.1	690.0	-13.1
Adjusted Free Cash Flow *1*2	257.2	280.0	22.8

*1: For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in this document and the IR page of our website, www.nttdocomo.co.jp

*2: Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the period or the transfer of receivables of telephone charges to NTT FINANCE CORPORATION, and changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

40

Toward Medium-Term Growth

FY2014 Planned

Operational targets Business contribution Initiatives

Facilitate migration to smartphone and increase adoption of New growth

New billing plan Second mobile device of mobile business

Respond to the needs of Network feature phone users

packet voice subs usage usage

Increase net additions and Services lower churn rate

Expand new

Devices Stimulate use of services/packets businesses

Sweeping review of cost structure

Toward Medium-Term Growth

Return to growth track in FY2015

Operating revenues Operating income

FY2013 FY2014 (forecast) FY2015 (target) FY2016 (target)

New Business Revenues (Forecast)

Expand new businesses toward achievement of 1 trillion income target

1,000

(Billions of yen)

Others

770

Finance/ 632 Payment:

230 250 148

Commerce:

230 300 219

150

138 Media/Content:

160 300 127

FY2013 FY2014 (forecast) FY2015 (target)

Return to Shareholders

Dividend per share

Dividend per share Payout ratio 60 60

(Yen) 60

56

52 52

50.1% 50.7% 53.5% 49.8%

43.8% 44.1%

FY2009 FY2010 FY2011 FY2012 FY2013 (planned) FY2014 (forecast)

Authorized share repurchase framework

(1) Class of shares : Common stock

(2) Aggregate number of shares to be repurchased : Up to 320 million shares (3) Aggregate price of shares to be repurchased : Up to ¥500 billion

(4) Period for share repurchase : From April 26, 2014 to March 31, 2015

*Dividend payout ratio for FY2014 is calculated based on the assumption of conducting share repurchase of 320 million shares (upper limit) for 500 billion yen (upper limit) as resolved by the Board of Directors of the Company on April 25, 2014.

*The dividend amount takes into account the 1:100 stock split that took effect Oct. 1, 2013 44

Before Concluding… Challenges to be addressed to establish a growth track

Increase net additions, facilitate subscriber migration to smartphones, boost packet usage and lower churn leveraging the introduction of the new billing plan, thereby achieving new growth of mobile business

Expand smartphone user base by brushing up our offerings in the areas of network and devices. Take the lead in service differentiation, and expand new business revenues and income

Properly control the amount of “Monthly Support” discounts, sales and network expenses to ensure efficient use of expenses

NTT docomo

Appendices

U.S.

Operating Revenues GAAP

(Billions of yen)

4,470.1 4,461.2 4,590.0

FY2014 FY2012 FY2013 (full-year forecast) Mobile communications services revenues 3,168.5 2,955.8 2,881.0 Equipment sales revenues 758.1 872.0 935.0 Other operating revenues 543.6 633.4 774.0

“International services revenues” are included in “Mobile communications services revenues” 48

U.S.

Operating Expenses GAAP

(Billions of yen)

3,840.0 3,632.9 3,642.0

FY2014 FY2012 FY2013 (full-year forecast) Personnel expenses 280.1 275.9 288.0 Non-personnel expenses 2,342.4 2,338.2 2,504.0 Depreciation & amortization 700.2 718.7 715.0 Loss on disposal of property, plant, and equipment

64.2 65.4 71.0 and intangible assets Communication network charges 207.5 204.7 223.0 Taxes and public duties 38.6 39.1 39.0 (Incl) Revenue-linked expenses 1,265.4 1,257.4 1,286.0 (Incl) Other non-personnel expenses 1,076.9 1,080.8 1,218.0

* Revenue-linked expenses: Cost of equipment sold + commissions to agent resellers + loyalty program expenses 49

U.S.

Capital Expenditures GAAP

(Billions of yen)

753.7

703.1 690.0

FY2012 FY2013 FY2014 (full-year forecast) Mobile phone business (LTE) 218.9 387.8 465.0 Mobile phone business (FOMA) 201.6 63.4 17.0 Mobile phone business (other) 185.6 130.7 85.0 Other (Information systems, etc.) 147.5 121.2 123.0

Operational Results and Forecasts

FY2012 FY2013 Changes FY2014 (1) (2) (1) (2) (full-year forecast)

No. of subscriptions (thousands) 61,536 63,105 +1,569 66,800 FOMA 49,970 41,140 -8,830 37,000 Xi 11,566 21,965 +10,399 29,800 i-mode 32,688 26,415 -6,273 22,700 sp-mode 18,285 23,781 +5,497 28,700 Communication module service 3,169 3,338 +168 -Net additional subscriptions (thousands) 1,407 1,569 +163 3,700 Total handsets sold 23,555 22,514 -1,041 -

Handsets sold

New Xi subscription 2,840 5,005 +2,164 -

(thousands)

Xi Change of subscription 6,995 7,154 +159 -Cellular from FOMA

(Including Xi handset upgrade by Xi

653 2,601 +1,947 -handsets sold subscribers

without involving New FOMA subscription 4,575 3,023 -1,551 -sales by FOMA Change of subscription 29 69 +41 -

Phone DOCOMO) from Xi

FOMA handset upgrade 8,463 4,662 -3,801 -by FOMA subscribers

Churn rate (%) 0.82 0.87 +0.04 -Aggregate ARPU (yen) 4,840 4,500 -340 4,390 Voice ARPU (yen) 1,730 1,370 -360 1,240 Packet ARPU (yen) 2,690 2,640 -50 2,620 Smart ARPU (yen) 420 490 +70 530 MOU (minutes) 117 106 -11—51

Principal Services: Miscellaneous Data

FY2013/3Q

(1) FY2013/4Q Changes Previous quarter (2) (1) (2)

dmarket

dvideo subscriptions (Millions) 4.34 4.41 +0.07 dhits subscriptions (Millions) 1.73 2.08 +0.35 danime store subscriptions (Millions) 0.98 1.15 +0.17 dmusic cumulative downloads (Millions) 29.20 31.80 +2.60 dbook cumulative downloads (Millions) 182.88 198.68 +15.80

docomo Service Pack

Osusume Pack subscriptions (Millions) 2.06 2.92 +0.86 Anshin Pack subscriptions (Millions) 3.40 4.46 +1.05

Other new businesses

Karada-no-kimochi subs (Millions) 0.26 0.41 +0.15

NOTTV subs (Millions) 1.53 1.61 +0.07

Aggregate ARPU

(Exclusive of “Monthly Support” Impact)

: Voice ARPU : Packet ARPU

(Excl. “Monthly Support” impact) (Excl. “Monthly Support” impact)

(Yen)

: Smart ARPU

5,160 5,240 5,180 5,190 5,240 5,250 5,140 5,240 5,110

(290) (390) (510) (580) (650) (740) (820) (850) (180)

370 390 460 460 490 500 500 530 420

2,700 2,750 2,830 2,860 2,890 2,910 2,930 2,950

3,010

2,040 2,020 1,990 1,860

1,840 1,840 1,820 1,690

1,700

FY12/1Q 2Q 3Q 4Q FY13/1Q 2Q 3Q 4Q FY14 (full-year forecast)

Smart ARPU is not impacted by “Monthly Support” discounts * Numbers in parentheses indicate impact of “Monthly Support” discounts

ARPU data contained in this document are calculated based on the new ARPU definition

For an explanation on ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU “ in this document 53

Aggregate ARPU/MOU

(Yen)

Voice ARPU Packet ARPU Smart ARPU

4,930 4,870 4,850

4,670 4,610 4,590

370 390 4,510 4,390 420 4,320 460 460 490 500 500 530

2,660 2,670

2,720

2,690 2,680 2,670

2,640

2,600 2,620

1,900 1,810 1,710

1,520 1,470 1,430 1,370

1,220 1,240

FY12/1Q 2Q3Q4Q FY13/1Q 2Q 3Q 4Q FY14 (full-year forecast)

MOU

119 119 118 110 109 108 107 102

(minutes)

ARPU data contained in this document are calculated based on the new ARPU definition

For an explanation regarding the definition and calculation methods of ARPU and MOU, please see slide “Definition and Calculation Methods of ARPU and MOU” in this document 54

Key Indicators

Mar. 31, 2015 Mar. 31, 2013 Mar. 31, 2014 (forecast) Profitability/efficiency indicators

EBITDA (billions of yen) 1,569.3 1,572.2 1,499.0 EBITDA margin (%) 35.1 35.2 32.7 Adjusted free cash flow (billions of yen) 225.6 257.2 280.0

ROE (%) 9.4 8.4 8.7

* Net income attributable to NTT DOCOMO,INC / shareholders’ equity

ROCE (%) 15.3 14.3 13.1

* Operating income before tax / (shareholders’ equity + interest bearing liabilities)

Safety indicators

Shareholders’ equity ratio (%) 74.9 75.2 -

*Shareholders’ equity/ Total assets

Debt ratio (%) 0.047 0.041 -

* Interest bearing liabilities / shareholders’ equity

Interest bearing liabilities / EBITDA multiples 0.16 0.15 -

Equity value indicators

EPS (Yen) *Net income attributable to NTT DOCOMO, INC per share 118.41 112.07 120.40

PER *Market capitalization/net income 12.0 14.53 -PBR *Market capitalization / shareholders’ equity 1.1 1.2 -

Dividend payout ratio (%) 50.7 53.5 49.8 Dividend yield (%) 4.2 3.7 -

* Annual cash dividend per share / Closing share price at end of period

Market capitalization (billions of yen)

* Closing share price x number of outstanding shares (excluding treasury stocks) 5,892.5 6,750.9 -as of the end of the fiscal period

* ROE and ROCE are calculated using the average end-of-period shareholders’ equity and interest bearing liabilities for the current and previous fiscal periods.

* The number of Mar. 31, 2015 forecast is calculated based on the assumption of conducting share repurchase of 320 million shares (upper limit) for 500 billion yen (upper limit) as resolved by the Board of Directors of the Company on April 25, 2014. 55

Ntt docomo

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. b. MOU (Minutes of Use): Average monthly communication time per subscription.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active subscriptions

- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active subscriptions

- Smart ARPU : A part of other operating revenues (revenues from content services, proxy bill collection commissions, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii. Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note: Subscriptions and revenues for communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver” services are not included in the ARPU and MOU calculations.

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

Billions of yen

	Year ending March 31, 2015 (Forecasts)	Year ended March 31,2013	**Year ended March 31,2014**
a. EBITDA	¥ 1,499.0	¥ 1,569.3	**¥ 1,572.2**
Depreciation and amortization	(715.0)	(700.2)	**(718.7)**
Loss on sale or disposal of property, plant and equipment	(34.0)	(31.9)	**(34.3)**
Operating income	750.0	837.2	**819.2**
Other income (expense)	8.0	(3.8)	**13.9**
Income taxes	(270.0)	(323.1)	**(308.0)**
Equity in net income (losses) of affiliates	(7.0)	(29.6)	**(69.1)**
Less: Net (income) loss attributable to noncontrolling interests	(1.0)	10.3	**8.8**
b. Net income attributable to NTT DOCOMO, INC.	480.0	491.0	**464.7**
c. Operating revenues	4,590.0	4,470.1	**4,461.2**
EBITDA margin (=a/c)	32.7%	35.1%	**35.2%**
Net income margin (=b/c)	10.5%	11.0%	**10.4%**

Note : EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
"Year ended March 31,2013" have been revised due to the reinstatement of equity method for an investee.

ii. ROCE before tax effect

Billions of yen

	Year ending March 31, 2015 (Forecasts)	Year ended March 31,2013	**Year ended March 31,2014**
a. Operating income	¥ 750.0	¥ 837.2	**¥ 819.2**
b. Capital employed	5,740.2	5,470.7	**5,748.0**
ROCE before tax effect (=a/b)	13.1%	15.3%	**14.3%**

Note: Capital employed = Two period ends average of (NTT DOCOMO, INC. shareholders' equity + Interest bearing liabilities)
"NTT DOCOMO, INC. shareholders' equity" for the fiscal year ending March 31, 2015 is based on the assumption that DOCOMO will repurchase up to 320 million shares for up to 500,000 million yen, as resolved at the board of directors' meeting held on April 25, 2014.
Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt
"Year ended March 31,2013" have been revised due to the reinstatement of equity method for an investee.

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Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

iii. Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes

Billions of yen

Year ending

Year ended Year ended March 31, 2015 March 31, 2013 March 31, 2014 (Forecasts)

Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes ¥280.0 ¥ 225.6 ¥ 257.2 Irregular factors (1)—147.0 -Effect of transfer of receivables(2)—(242.0) -Changes in investments for cash management purposes(3)—99.9 39.9 Free cash flows 280.0 230.5 297.1 Net cash used in investing activities (690.0) (701.9) (703.6) Net cash provided by operating activities 970.0 932.4 1,000.6

Note: (1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2) Effect of transfer of receivables represents the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION. Net cash provided by operating activities includes the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE

CORPORATION for cash management purposes except for the year ended March 31, 2013.

(3) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities includes changes in investments for cash management purposes for the year ended March 31, 2013 and 2014. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2015 due to the difficulties in forecasting such effect.

Special Note Regarding Forward-Looking Statements

This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group or may lead to ARPU diminishing at a greater than expected rate, an increase in our costs or an inability to reduce expenses as expected.
(2) If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.
(3) The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.
(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.
(5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group's mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.
(6) Our domestic and international investments, alliances and collaborations, as well as investments in new business fields may not produce the returns or provide the opportunities we expect.
(7) Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.
(8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
(9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.
(10) Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.
(11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image or lead to a reduction of revenues and/or increase of costs.
(12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.
(13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Company names, product names, service names, logos and brands included in this document are the trademarks or registered trademarks of NTT DOCOMO, INC., or their respective organizations.
●iPhone is a trademark of Apple Inc.
●The iPhone trademark is used under a license from Aiphone K.K.

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